

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

April 27, 2005

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA


05008006

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	April 27, 2005	Audited Financial Results for the quarter / year ended March 31, 2005. Recommendation of dividend. Intimation regarding date of Annual General Meeting
2	Clause 15/16	April 27, 2005	Closure of Register of Members and Transfer Books for payment of dividend
3	SEBI directive	April 27, 2005	Secretarial Audit Report

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

April 27, 2005

The Secretary
The Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Fax No.3372 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G. Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No. 2659 8237 / 38

The Secretary
The Calcutta Stock Exchange Association Limited
7 Llyons Range
Calcutta 700 001
Fax No.033-2210 4486 / 2220 6928

Dear Sir,

Sub : Annual Audited Financial Results for the year ended March 31, 2005 and recommendation of dividend.

In compliance with the Listing Agreement, we are enclosing the Audited Financial Results for the quarter/year ended March 31, 2005 duly approved by the Board of Directors of the Company at its meeting held today. The Media Release issued by the Company is also enclosed.

The Board has recommended a dividend of **Rs.7.50 (Rupees seven and paise fifty only)** per fully paid-up equity share of Rs.10/- each. The paid-up equity capital as on March 31, 2005 is Rs. 1393.51 crore.

The Audited Financial Results for the quarter/ year ended March 31, 2005 approved by the Board of Directors and the Press Release in this connection will also be available on the Company's web site, 'www.ril.com'

The above information may kindly be notified to the members of your Stock Exchange.

Thanking you,


THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE:.......... TIME:........

Yours faithfully,
For **Reliance Industries Limited,**



Vinod M. Ambani
President & Company Secretary

Enc: a/a

The Secretary
The Stock Exchange, Mumbai



Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

AUDITED FINANCIAL RESULTS FOR THE QUARTER/ YEAR ENDED 31st MARCH 2005

(Rs. in crores, except per share data)

Sr. No.	Particulars	9 Months Ended 31st December	Quarter Ended 31st March		Year Ended 31st March	
		2004	2005	2004	2005	2004
1.	Turnover	53,324	19,840	15,314	**73,164**	56,247
2.	Less: Excise Duty Recovered on Sales	5,112	2,001	1,206	**7,113**	4,445
3.	**Net Turnover**	48,212	17,839	14,108	**66,051**	51,802
4.	Other Income	974	476	477	**1,450**	1,138
5.	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	77	448	75	**524**	605
	(b) Consumption of raw materials	33,849	12,083	9,474	**45,932**	34,722
	(c) Staff cost	577	269	169	**846**	666
	(d) Other expenditure	4,444	1,493	1,744	**5,937**	5,825
6.	Interest	1,107	362	349	**1,469**	1,435
7.	Depreciation	2,742	981	968	**3,724**	3,247
8.	Profit before extra-ordinary items	6,390	2,679	1,806	**9,069**	6,440
9.	Extra-ordinary Items	-	-	(32)	**-**	(139)
10.	Profit before tax	6,390	2,679	1,774	**9,069**	6,301
11.	Provision for Current Tax	510	195	95	**705**	351
12.	Provision for Deferred Tax	600	192	260	**792**	790
13.	**Net Profit**	**5,280**	**2,292**	**1,419**	**7,572**	**5,160**
14.	Add: Brought forward from last balance sheet				**5,592**	3,343
15.	Add: Investment Allowance (Utilised) Reserve Written back				**-**	77
16.	Add: Taxation Reserve Written Back				**-**	10
17.	Less: Provision of tax for earlier years				**-**	(23)
18.	Amount available for appropriation				**13,164**	8,567
19.	Appropriations:					
	a) Equity Dividend				**1,045**	733
	b) Tax on Dividend				**147**	92
	c) Tax on Dividend for earlier years				**4**	-
	d) Reserves					
	(i) Debenture Redemption Reserve				**-**	(850)
	(ii) General Reserve				**3,000**	3,000
20.	Balance carried forward to next year				**8,968**	5,592
21.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	1,396	1,394	1,396	**1,394**	1,396
22.	Reserves excluding revaluation reserves (as per balance sheet)				**36,280**	30,323
23.	**Earnings per share (of Rs. 10)**					
	Basic	37.8	16.4	10.0	**54.2**	36.8
	Diluted	37.8	16.4	10.0	**54.2**	36.8
24.	Dividend proposed per Share				**7.50**	5.25
25.	Aggregate of non-promoter shareholding					
	- Number of Shares (lakh Shares)				7,418.68	7,447.20
	- Percentage of Shareholding				53.24	53.33

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs 61 crores (US $ 14 million) for the year ended 31st March 2005 and an equivalent amount has been withdrawn from General Reserve. This has no impact on profit for the year.

3. In view of clarification issued by the Institute of Chartered Accountants of India on 2nd April 2005, Inter Divisional Transfers which hitherto was considered as part of "Turnover and Inter Divisional Transfers" is not considered.

4. Pursuant to the buyback announcement made by the Company on 27th December 2004, the Company has bought back and extinguished 28,69,495 shares through open market operations at an aggregate cost of Rs 149.61 crores (US$ 34 million) during the quarter. Consequent to the buyback the paid-up equity share capital as on 31st March 2005 is Rs 1,393.51 crores.

5. There were no investors' complaints pending as on 1st January 2005. 2,047 complaints were received during the quarter. All complaints were resolved and no complaints were outstanding as on 31st March, 2005.

6. The above statement has been reviewed by the Audit Committee and placed before the Board at its meeting held on 27th April, 2005 and has been approved for its release.

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED 31st MARCH 2005

(Rs. in crores, except per share data)

Sr. No.	Particulars	Year Ended 31st March	
		2005	2004
1.	Turnover	**73,710**	56,471
	Less: Excise Duty Recovered on Sales	**7,113**	4,445
	Net Turnover	**66,597**	52,026
2.	Other Income	**1,430**	1,099
3.	Share in Income of Associates	**70**	58
	Profit on Sale of Subsidiaries	**31**	-
4.	Total Expenditure		
	(a) (Increase)/decrease in stock in trade	**524**	605
	(b) Consumption of raw materials	**45,932**	34,923
	(c) Staff cost	**858**	668
	(d) Other expenditure	**6,488**	5,847
5.	Interest	**1,474**	1,440
6.	Depreciation	**3,727**	3,251
7.	Profit before extra-ordinary items	**9,125**	6,449
8.	Extra-ordinary Item	**-**	(139)
9.	Profit before tax	**9,125**	6,310
10.	Provision for Current Tax	**705**	351
11.	Provision for Deferred Tax	**792**	790
12	**Net Profit (Before adjustment for Minority Interest)**	**7,628**	5,169
13	Share of Loss transferred to Minority	**-**	-
14	**Net Profit (After adjustment for Minority Interest)**	**7,628**	5,169
15.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	**1,394**	1,396
16.	**Earnings per share (of Rs. 10)**		
	Basic	**54.6**	36.9
	Diluted	**54.6**	36.9

Notes on Consolidated Financial Results for the year ended 31st March 2005:

1. As per Accounting Standard (AS) 21 on Consolidated Financial Statements and Accounting Standard (AS) 23 on Accounting for Investments in Associates in Consolidated Financial Statements issued by the Institute of Chartered Accountants of India, the following Subsidiaries and Associates have been considered:

   a) The subsidiary companies considered in the consolidated financial statements are:

	Country of Incorporation	**Proportion of ownership interest**
Reliance Industrial Investments and Holdings Ltd	India	100%
Reliance Power Ventures Ltd	India	100%
Reliance Ventures Ltd	India	100%
Reliance Strategic Investments Limited	India	100%
Reliance LNG Limited	India	90%
Reliance Technologies LLC	USA	90%
Reliance Brazil LLC	Brazil	100%
Gas Transport and Infrastructure Company Ltd	India	100%

   b) The significant associate companies considered in the consolidated financial statements are:

	Country of Incorporation	**Proportion of ownership interest**
Reliance Capital Limited	India	47.20%
Reliance Industrial Infrastructure Limited	India	47.23%
Reliance Communications Infrastructure Limited and its subsidiaries including Reliance Infocomm Limited	India	45.00%
Reliance General Insurance Co Limited	India	25.00%
Reliance Life Insurance Co Limited	India	25.00%
Reliance Energy Limited (Formerly BSES Limited)	India	43.74%
Reliance Telecom Limited	India	35.60%
Reliance Europe Limited	UK	50.00%
Reliance Petroinvestments Limited including its associate Indian Petrochemicals Corporation Limited	India	50.00%

2. This consolidated financial statement should be read in conjunction with the notes to the individual financial results for the year ended 31st March 2005.

AUDITED SEGMENT INFORMATION FOR THE QUARTER/ YEAR ENDED 31st MARCH 2005

Rs Crores

		Quarter Ended 31st March		Year Ended 31st March	
		2005	2004	2005	2004
1.	**Segment Revenue**				
	- Petrochemicals	9,074	6,522	29,745	23,424
	- Refining	13,206	12,017	51,700	41,606
	- Others	1,202	917	2,623	2,527
	Gross Turnover (Turnover and Inter Divisional Transfers)	**23,482**	**19,456**	**84,068**	**67,557**
	Less: Inter Segment Transfers	**3,095**	**3,918**	**10,358**	**11,086**
	Turnover	**20,387**	**15,538**	**73,710**	**56,471**
	Less: Excise Duty Recovered on Sales	2,001	1,206	7,113	4,445
	Net Turnover	**18,386**	**14,332**	**66,597**	**52,026**
2.	**Segment Results**				
	- Petrochemicals	**984**	**896**	**3,762**	**3,368**
	- Refining	**1,579**	**1,089**	**5,521**	**3,500**
	- Others	**380**	**207**	**1,192**	**589**
	Total Segment Profit before Interest and Tax	**2,943**	**2,192**	**10,475**	**7,457**
	(i) Interest Expense	(367)	(353)	(1,474)	(1,439)
	(ii) Interest Income	198	201	369	684
	(iii) Other Unallocable Income Net of Expenditure	(39)	(227)	(245)	(253)
	Profit Before Tax and Extra-ordinary Items	**2,735**	**1,814**	**9,125**	**6,449**
	Extra-ordinary Items	-	**(31)**	-	**(139)**
	Profit Before Tax	**2,735**	**1,783**	**9,125**	**6,310**
	(i) Provision for Current Tax	(195)	(95)	(705)	(351)
	(ii) Provision for Deferred Tax	(192)	(260)	(792)	(790)
	Profit after Tax	**2,348**	**1,428**	**7,628**	**5,169**
3.	**Capital Employed**				
	- Petrochemicals	9,576	11,246	9,576	11,246
	- Refining	22,636	23,992	22,636	23,992
	- Others	16,282	15,510	16,282	15,510
	- Unallocated Corporate	15,684	8,761	15,684	8,761
	Total Capital Employed	**64,178**	**59,509**	**64,178**	**59,509**

Notes to Segment Information for the year ended 31st March 2005:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information" on consolidated basis including businesses conducted through its subsidiaries, as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The businesses, conducted mainly through investment in associates and smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:

      - Oil and Gas
      - Textile
      - Communication
      - Power
      - Finance and Risk management

For Reliance Industries Limited



Mukesh D Ambani
Chairman & Managing Director

April 27, 2005

9C.

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

April 27, 2005

The Secretary
The Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.3372 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G. Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No. 2659 8237 / 38

The Secretary
The Calcutta Stock Exchange Association Limited
7 Llyons Range
Calcutta 700 001
Fax No.033-2210 4486 / 2220 6928

Dear Sir,

Sub: Intimation of Book Closure for dividend

Please note that the Register of Members and Share Transfer Books of the Company shall remain closed from Saturday, May 14, 2005 to Saturday, May 21, 2005 (both days inclusive) for determining shareholders' entitlement for dividend on equity shares. In respect of equity shares held in electronic form, the dividend will be paid on the basis of particulars of beneficial ownership furnished by the Depositories for this purpose.

The above information may kindly be notified to the members of your Stock Exchange.

Thanking you,


THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: .... TIME: ....

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**



Vinod M. Ambani
President & Company Secretary

Copy to: National Securities Depository Limited
Central Depository Services (India) Limited

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

April 27, 2005

The Secretary
The Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri Chirag Sodawaterwalla,
DCS - Listing

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G. Block
Bandra-Kurla Complex
Mumbai 400 051

The Secretary
The Calcutta Stock Exchange Association Limited
7 Llyons Range
Calcutta 700 001

Dear Sir,

Re: **Secretarial Audit of Listed Companies**

We forward herewith the Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended March 31, 2005 in compliance with SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was noted by the Board of directors of the Company at its meeting held today i.e. April 27, 2005.

You are requested to please take the same on records.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**


THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
TIME:



Vinod M. Ambani
President & Company Secretary

Enc: a/a

HARIBHAKTI & CO. *CHARTERED ACCOUNTANTS
42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 2287 1099 / 5639 1101 (3 LINES) VBH - 2287 1806 • FAX : 2285 6237
19-21, BOMBAY MUTUAL CHAMBERS, AMBALAL DOSHI MARG, MUMBAI-400 001. ✆ : 2265 2675 / 5639 1106 / 7 (DIRECT) 2262 6345
FAX : 2265 6260 • E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

Ref.No.MS-147/H-402/BB

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**March 31, 2005**
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
5	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	Fosbery Road, Off. Reay Road Station (East), Mumbai-400033
7	Telephone & Fax Nos.	Tel No: 022 - 30411820 Fax No : 022 - 30411069
8	Email address	investor_relations@ril.com
9	Names of the Stock Exchanges where the company's securities are listed	1. The Stock Exchange, Mumbai 2. National Stock Exchange of India Limited, Mumbai 3. The Calcutta Stock Exchange Association Limited, Kolkata

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	139 63 77 536	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	139 35 08 041	99.795
12	Held in dematerialised form in CDSL	9 53 72 426	06.830
13	Held in dematerialised form in NSDL	120 98 54 270	86.642
14	Physical	8 82 81 345	06.322
15	Total No. of Shares (12+13+14)	139 35 08 041	